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                             August 22, 2022

       Lisa Nelson
       Chief Executive Officer
       CBD Life Sciences, Inc.
       10855 N. 116th St., Suite 115
       Scottsdale, Arizona 85259

                                                        Re: CBD Life Sciences,
Inc.
                                                            Registration
Statement on Form 1-A
                                                            Filed August 18,
2022
                                                            File No. 024-11968

       Dear Ms. Nelson:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Eric Newlan